CUSIP No. 152418109	SCHEDULE 13G	Page 1 of 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

CENTRAL BANCORP, INC.

 (Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

152418109

(CUSIP Number)

August 3, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 152418109	SCHEDULE 13G	Page 2 of 10

1.	Names of Reporting Persons.
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 0
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 152418109	SCHEDULE 13G	Page 3 of 10

1.	Names of Reporting Persons.
Stilwell Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 0
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 152418109	SCHEDULE 13G	Page 4 of 10

1.	Names of Reporting Persons.
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 0
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 152418109	SCHEDULE 13G	Page 5 of 10

1.	Names of Reporting Persons.
Stilwell Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 0
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 152418109	SCHEDULE 13G	Page 6 of 10

1.	Names of Reporting Persons.
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 0
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 152418109	SCHEDULE 13G	Page 7 of 10

ITEM 1.

(a) Name of Issuer:  Central Bancorp, Inc.

(b) Address of Issuer’s Principal Executive Offices:  399 Highland Avenue, Somerville, Massachusetts 02144.

ITEM 2.

(a) Name of persons filing:  This statement is filed by Joseph Stilwell in Mr. Stilwell's capacity as the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, L.P. and as the managing and sole member of Stilwell Management LLC, which has a managing agreement with Stilwell Offshore Ltd., of which Mr. Stilwell is also a director (together, the “Reporting Persons”).

(b) Address of Principal Business Office: The business address of Joseph Stilwell, Stilwell Associates, L.P., and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006.  The business address of Stilwell Offshore Ltd. and Stilwell Management LLC is 315 Clocktower Commons, Brewster, New York 10508.

(c) Citizenship: Joseph Stilwell is a citizen of the United States. Stilwell Associates, L.P., is organized under the laws of Delaware as a limited liability partnership.  Stilwell Offshore Ltd. is a company formed under the laws of the Cayman Islands.  Stilwell Value LLC and Stilwell Management LLC are organized under the laws of Delaware as limited liability companies.

(d) Title of Class of Securities: Common Stock, $1.00 par value

(e) CUSIP Number:  152418109

ITEM 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

NOT APPLICABLE

(a)  [  ]  Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o)

(b)  [  ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)  [  ]  Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)  [  ]  An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E)

CUSIP No. 152418109	SCHEDULE 13G	Page 8 of 10

(f)  [  ]  Employee Benefit Plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)  [  ]  Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

(h)  [  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)  [  ]  A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)  [  ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(K)

ITEM 4.  Ownership.

(a) Amount beneficially owned: As of September 12, 2011, none of the Reporting Persons directly or indirectly beneficially owns any shares of Common Stock.

(b) Percent of Class: The Reporting Persons beneficially own 0% of the issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 0

CUSIP No. 152418109	SCHEDULE 13G	Page 9 of 10

ITEM 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. [ X]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

ITEM 8.  Identification and Classification of Members of the Group.

See Item 2.  The Joint Filing Agreement of the Reporting Persons is attached as Exhibit 2 to Amendment No. 1 to the Schedule 13G filed January 28, 2010.

ITEM 9.  Notice of Dissolution of Group.

NOT APPLICABLE

ITEM 10.  Certifications.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 152418109	SCHEDULE 13G	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    September 12, 2011

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell_______________
	By:	Joseph Stilwell
Managing Member

STILWELL OFFSHORE LTD.

By:	STILWELL MANAGEMENT LLC
Manager
/s/ Joseph Stilwell_______________
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE LLC
/s/ Joseph Stilwell_______________
	By:	Joseph Stilwell
Managing Member

STILWELL MANAGEMENT LLC
/s/ Joseph Stilwell_______________
	By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL
/s/ Joseph Stilwell_______________
Joseph Stilwell